UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78400 / July 25, 2016

Admin. Proc. File No. 3-17237

In the Matter of

COYOTE RESOURCES, INC.,
HARBOR ISLAND DEVELOPMENT CORP.,
MEDICAL MAKEOVER CORP. OF AMERICA, AND
SHADES HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Coyote Resources, Inc., Harbor Island Development Corp., Medical Makeover Corp. of America, or Shades Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Coyote Resources, Inc., Harbor Island Development Corp., Medical Makeover Corp. of America, and Shades Holdings, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section

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[1]   17 C.F.R. § 201.360(d).

[2]   *Coyote Res., Inc., Harbor Island Dev. Corp., Med. Makeover Corp. of Am., and Shades Holdings, Inc.,* Initial Decision Release No. 1019 (June 3, 2016), 114 SEC Docket 05, 2016 WL 3124676. The stock symbols and Central Index Key numbers are: COYR and 1392121 for Coyote Resources, Inc.; HIDC and 1490824 for Harbor Island Development Corp.; MMAM and 1083944 for Medical Makeover Corp. of America; and SHDH and 1488366 for Shades Holdings, Inc.

12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Coyote Resources, Inc., Harbor Island Development Corp., Medical Makeover Corp. of America, and Shades Holdings, Inc., are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1019
ADMINISTRATIVE PROCEEDING
File No. 3-17237

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of COYOTE RESOURCES, INC., HARBOR ISLAND DEVELOPMENT CORP., MEDICAL MAKEOVER CORP. OF AMERICA, AND SHADES HOLDINGS, INC.	INITIAL DECISION OF DEFAULT June 3, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On April 29, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by May 5, 2016, and answers were due May 18, 2016. *Coyote Res., Inc.*, Admin. Proc. Rulings Release No. 3836, 2016 SEC LEXIS 1707 (ALJ May 12, 2016). When Respondents failed to file answers, I ordered them to show cause no later than May 31 why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Coyote Res., Inc.*, Admin. Proc. Rulings Release No. 3852, 2016 SEC LEXIS 1772 (ALJ May 19, 2016). To date, Respondents have not filed answers, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, I find the following allegations in the OIP to be true. *See* 17 C.F.R. § 201.155(a).

Coyote Resources, Inc. (CIK No. 1392121), is a revoked Nevada corporation located in Davie, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of over $1.92 million from the company's October 31, 2006, inception to June 30, 2013. As of April 13, 2016, the company's stock (symbol COYR) was quoted on OTC Link (previously, Pink Sheets) operated by OTC Markets Group, Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2- 11(f)(3).

Harbor Island Development Corp. (CIK No. 1490824) is a revoked Nevada corporation located in Opa Locka, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of over $16.5 million for the prior three months. As of April 13, 2016, the company's stock (symbol HIDC) was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2- 11(f)(3).

Medical Makeover Corp. of America (CIK No. 1083944) is a void Delaware corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $97,261 for the prior nine months. As of April 13, 2016, the company's stock (symbol MMAM) was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2- 11(f)(3).

Shades Holdings, Inc. (CIK No. 1488366), is a Florida corporation located in Aventura, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of $59,118 for the prior six months. As of April 13, 2016, the company's stock (symbol SHDH) was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive the letters, and were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Coyote Resources, Inc., Harbor Island Development Corp., Medical Makeover Corp. of America, and Shades Holdings, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge